Via Facsimile and U.S. Mail
Mail Stop 6010

November 2, 2006

John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer
Integramed America, Inc.
Two Manhattanville Road
Purchase, NY 10577

Re: Integramed America, Inc.
Item 4.02 Form 8-K
Filed October 31, 2006
File No. 000-20260

Dear Mr. Hlywak:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanations.
After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a)

1.   We note your disclosure that you intend to file restated financial statements as
        soon as practical. Please provide us with additional information so that we can
        understand the timing of when you anticipate filing the amended reports.

2.   Please tell us whether you have reconsidered, in accordance with Item 307 of
        Regulation S-K, the adequacy of your previous assertions in your March 31, 2006
        Form 10-Q and June 30, 2006 Form 10-Q regarding your disclosure controls and
        procedures.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant